FORM OF
ROLLOVER RESTRICTED STOCK UNIT
ELECTION FORM
Please complete this Rollover Restricted Stock Unit Election Form (this “Form”) and fax a signed copy to Craig Briscoe at (512) 283-9926 on or before September 30, 2009.

Name:	Date:	Social Security No.:

Mailing Address:
The individual identified above (the “Executive”) previously entered into a Change in Control Severance Agreement with Perot Systems Corporation, a Delaware corporation (“Perot Systems”), which entitles Executive to accelerated vesting and settlement of certain stock options, restricted stock units and/or other equity grants previously awarded to Executive under the stock incentive plans of Perot Systems (the “Perot Systems Equity Plans”) (collectively, such grants are referred to herein as the “Perot Systems Equity Grants”) upon the occurrence of certain change in control transactions. Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Dell Inc., a Delaware corporation (the “Corporation”), DII — Holdings Inc., a Delaware corporation and indirect wholly owned subsidiary of the Corporation, and Perot Systems, immediately following and contingent upon Perot Systems becoming a member of the Corporation’s “affiliated group” as contemplated by the Merger Agreement, the vesting and settlement of Executive’s Perot Systems Equity Grants will be accelerated, and such previously unvested Perot Systems Equity Grants will thereafter represent only the right to receive a cash payment (the “Cash Payment”).
A. Rollover RSU Election.
Pursuant to this Form, Executive has the opportunity to elect to convert all or a portion of the potential Cash Payment into an award of restricted stock units under the Corporation’s Amended and Restated 2002 Long Term Incentive Plan (“Rollover RSU Award”). The number of restricted stock units received by Executive under the Rollover RSU Award (the “Rollover RSUs”) will be equal to (a) the dollar amount of the portion of the Cash Payment that Executive elects to convert, multiplied by two, (b) divided by the closing price of common stock, $0.01 par value per share, of the Corporation (“Stock”) on the Closing Date (as such term is defined in the Merger Agreement) of the merger and rounded to the nearest whole share.
By way of example only, if (i) Executive’s total potential Cash Payment was $100,000, (ii) Executive elected to convert 100% of Executive’s potential Cash Payment into a Rollover RSU Award, and (iii) the closing price of the Stock on the Closing Date was $17.00, then Executive would receive 11,765 Rollover RSUs.
Executive hereby elects to convert the following portion of Executive’s potential Cash Payment into a Rollover RSU Award, which will be granted to Executive on the Closing Date, contingent upon the consummation of the merger:

☐ 0%	☐ 25%

☐ 50%	☐ 75%
☐   100%
B. Terms and Conditions of Rollover RSUs
The Rollover RSUs will generally be subject to the standard terms and conditions applicable to restricted stock units awarded under the Amended and Restated 2002 Long Term Incentive Plan of the Corporation, and will be evidenced by and subject to a “Rollover Restricted Stock Unit Agreement” to be entered into between Executive and the Corporation, a copy of which is attached hereto. The Rollover Restricted Stock Unit Agreement will provide for a three year vesting schedule, with 33.3% of the total number of Rollover RSUs awarded vesting each year on the annual anniversary of the

Closing Date. If Executive is terminated by the Corporation without “Cause” or if Executive resigns his employment with the Corporation for a “Good Reason”, as such terms are defined in the Rollover Restricted Stock Unit Agreement, all of the Rollover RSUs will become immediately vested in full.
Executive understands that if Executive does not complete and return this Form to Craig Briscoe on or before September 30, 2009, Executive will not be entitled to receive a Rollover RSU Award. This election is irrevocable. Executive understands and agrees that by entering into this Form the Cash Payment that would otherwise be vested pursuant to the Merger Agreement will, by virtue of this election, be subjected to a substantial risk of forfeiture pursuant to the terms of the Rollover Restricted Stock Unit Agreement upon termination of employment with the Corporation other than as specified in the Rollover Restricted Stock Unit Agreement. In addition, if the Merger Agreement is terminated, Executive understands that any election made pursuant to this Form shall be null and void, and Executive’s Perot Systems Equity Grants will remain in existence in accordance with the terms of the applicable Perot Systems Equity Plan and the associated award agreements.

Executive’s Signature	Date
ACCEPTED BY:
Dell Inc.

By:

Name:

Date:

DELL INC.
Rollover Restricted Stock Unit Agreement
Dell Inc., a Delaware corporation (the “Company”), is pleased to grant you units representing the right to receive shares of the Company’s common stock (the “Shares”), subject to the terms and conditions described below. The number of units that are awarded to you (the “Units”) is stated in step one of the Stock Plan Administrator’s online grant acceptance process (“Grant Summary”). Each Unit represents the right to receive one Share. As a material inducement to the Company to grant you this award, you agree to the following terms and conditions. You agree that you are not otherwise entitled to this award, that the Company is providing you this award in consideration for your promises and agreements below, and that the Company would not grant you this award absent those promises and agreements. This Rollover Restricted Stock Unit Agreement (“Agreement”), the Grant Summary, and the Company’s Amended and Restated 2002 Long-Term Incentive Plan (the “Plan”) set forth the terms of your Units identified in your Grant Summary.
1. Vesting — The Company will issue you one Share for each vested Unit to be delivered on the applicable vesting date or as soon as administratively practicable thereafter. The Units will vest, and you will receive Shares, in accordance with the schedule in your Grant Summary.
2. Expiration or Acceleration of Vesting — If your Employment (as defined below) is terminated by your Employer for Cause (as defined below), or by you for any reason other than for Good Reason (as defined below), or by your death or Permanent Disability (as defined in the Plan described below), any Units that have not vested as described above will expire immediately upon such termination of Employment.
If your Employment is terminated by your Employer without Cause, or by you for Good Reason or by your death or Permanent Disability, all Units will vest immediately and automatically upon such termination of Employment and the Shares will be distributed to you as soon as administratively practical and in all events within 60 days of such termination of Employment.
As used herein, the term “Employment” means your regular full-time or part-time employment with the Company or any of its Subsidiaries, and the term “Employer” means the Company (if you are employed by the Company) or the Subsidiary of the Company that employs you. As used herein, the term “the Company” includes all subsidiaries, including your Employer.
As used herein, the term “Cause” means: (a) you commit an intentional act or omission that constitutes fraud, embezzlement or material misconduct or a breach of your fiduciary duty involving the Company, (b) you admit, confess or enter a guilty plea or a plea of nolo contendere to, or are convicted of, a crime constituting a felony (or its equivalent) under the laws of any Jurisdiction in which the Company conducts business or any crime involving moral turpitude or dishonesty, or (c) you willfully and continually fail to perform substantially the duties of your position (other than any such failure resulting from your physical or mental illness, incapacity or disability), for a period of at least 14 days after a written demand for substantial performance is delivered to you by your manager which specifically identifies the manner in which your manager believes that you have not substantially performed your duties.
Any finding of cause under the above definition may be appealed as a matter of right to the Incentive Bonus Plan Committee within 30 days of the finding being communicated to you. If such an appeal is taken, the Incentive Bonus Plan Committee shall have the final decision on behalf of the Company as to whether cause has occurred. This appeal right or the decision reached shall in no way impact your employment at will status.
As used herein, the term “Good Reason” means: (a) a material reduction of your base salary, unless such reduction is part of an across-the-board reduction of no more than 10% of base salary of all employees of your Employer who are in the same salary grade as you as of the time of such reduction, (b) a material reduction in your target annual bonus, unless such reduction is part of an across-the-board reduction of no more than 25% of the target annual bonus of all employees of your Employer who are in the same salary grade as you as of the time of such reduction, (c) a material reduction of the employee benefits enjoyed by you, under the qualified and nonqualified employee benefit and welfare plans of your Employer, unless such reduction is part of an across-the-board reduction of employee benefits for all employees of your Employer who are in the same salary grade as you as of the time of such reduction; (d) your Employer requiring you to be based at any office or location that is more than 35 miles from your principal work location and residence as of your hire date or increasing the amount of business travel you are required to do (away from your principal work location) by more than 20%, measured over any six month period following your hire date as compared to the amount of your business travel the six month period preceding your hire date, or (e) you are placed into a position which does not scope as an Executive role (as defined below), as determined by the Vice President of Compensation for the Company, using market based criteria and as the term Executive is used at the Company as of your hire date, provided, that, a condition will not constitute Good Reason unless and until you inform the Company in writing of the existence of the condition within 90 days of its occurrence and the Employer (or the Company) does not cure such condition within 30 days of receipt of such notice and you then resign your position within 60 days after the Company’s cure period has ended.
As used herein, the term “Executive” means a Senior Vice President, Vice President or Director of the Company, all of which are among the top 1% of the positions in the Company, as of September of 2009.
3. Rights as a Stockholder — You will have no rights as a stockholder with respect to Shares that may be received by you pursuant to this Agreement until those Shares are issued and registered in your name on the books of the Company’s transfer agent. You will have no rights to receive dividend equivalent payments with respect to Shares that may be received by you pursuant to this Agreement. Units granted to you will be satisfied wholly through the issuance and delivery of Shares.
4. Agreement With Respect to Taxes — You must pay any taxes that are required to be withheld by the Company or your Employer. You may pay such amounts in cash or make other arrangements satisfactory to the Company or your Employer for the payment of such amounts. You agree the Company or your Employer, at its sole discretion and to the fullest extent permitted by law, shall have the right to demand that you pay such amounts in cash, deduct such amounts from any payments of any kind otherwise due to you, or withhold from Shares to which you would otherwise be entitled the number of Shares having an aggregate market value at that time equal to the amount you owe. In the event the Company, in its sole discretion, determines that your tax obligations will not be satisfied under the methods described in this paragraph, you authorize the Company or the Company’s Stock Plan Administrator, currently MorganStanley SmithBarney, to sell a number of Shares that are issued under the Units, which the Company determines as having at least the market value sufficient to meet the tax withholding obligations plus additional Shares to account for rounding and market fluctuations and pay such tax withholding to the Company. The shares may be sold as part of a block trade with other participants and all participants will receive an average price.
5. Leaves of Absence — If you take a leave of absence from active Employment that has been approved by the Company or your Employer or is one to which you are legally entitled regardless of such approval, the following provisions will apply:
A. Vesting During Leave — Notwithstanding the vesting schedule set forth above, no Units will vest during a leave of absence other than an approved employee medical, FMLA or military leave. Notwithstanding the preceding, vesting shall not be deferred for any approved leave of absence of less than 30 days. The vesting that would have otherwise occurred during a leave of absence other than an approved employee medical, FMLA or military leave will be deferred by the number of days you are on a leave of absence. For example, if your Units are scheduled to vest on August 1, 2007 through August 1, 2011, and you are on a 40 day leave of absence, the dates on which the vesting occurs will be deferred to September 10, 2007 through September 10, 2011.
6. Return of Share Value — By accepting this award, you agree that if the Company determines that you engaged in “Conduct Detrimental to the Company” (as defined below) during your Employment or during the one-year period following the termination of your Employment, you shall be required, upon demand, to return to the Company, in the form of a cash payment, certain share value (“Returnable Share Value”). For purposes of this provision, “Returnable Share Value” means a cash amount equal to fifty percent (50%) of the gross value of the Shares that were issued to you pursuant to this Agreement, determined as of the date such Shares were issued to you and using the Fair Market Value (as defined in the Plan) of Dell stock on that date. You understand and agree that the repayment of the Returnable Share Value is in addition to and separate from any other relief available to the Company due to your Conduct Detrimental to the Company.
For purposes of this Agreement, you will be considered to have engaged in “Conduct Detrimental to the Company” if:
(1) your conduct meets the definition of Cause set forth above (whether or not such conduct is discovered by the Company prior to the termination of your Employment);
(2) you compete with the Company (as described below); or
(3) you solicit the Company’s employees (as described below).
For purposes of this provision, you shall be deemed to “compete” with the Company if you, directly or indirectly:
•	Are a principal, owner, officer, director, shareholder or other equity owner (other than a holder of less than 5% of the outstanding shares or other equity interests of a publicly traded company) of a Direct Competitor (as defined below);
•	Are a partner or joint venture in any business or other enterprise or undertaking with a Direct Competitor; or
•	Serve or perform work (including consulting or advisory services) for a Direct Competitor that is similar in a material way to the work you performed for the Company in the twelve months preceding the termination of your Employment.
You understand and agree that this provision does not prohibit you from competing with the Company but only requires repayment of Returnable Share Value in the event of such competition.
For purposes of this provision, a “Company’s employee” means any person employed by the Company or any of its Subsidiaries and “solicit the Company’s employees” means that you communicate in any way with any other person regarding (a) a Company Employee leaving the employ of the Company or any of its Subsidiaries; or (b) a Company Employee seeking employments with any other employer. This provision does not apply to those communications that are within the scope of your Employment that are taken on behalf of your Employer.
The term “Direct Competitor” means any entity, or other business concern that offers or plans to offer products or services that are materially competitive with any of the products or services being manufactured, offered, marketed, or are actively developed by Dell as of the date your employment with Dell ends. By way of illustration, and not by limitation, at the time of execution of this Agreement, the following companies are currently Direct Competitors: Hewlett-Packard, Lenovo, IBM, Gateway, Apple, Acer, CDW, EDS, EMC, Software House International, Insight (Software Spectrum), Softchoice, Computer Sciences Corporation, and Digital River. You understand and agree that the foregoing list of Direct Competitors represents a current list of Dell Direct Competitors as of the date of execution of this Agreement and that other entities may become Direct Competitors in the future.
7. Transferability — The Units are not transferable except as described in this Paragraph, and the provisions of this Paragraph shall apply notwithstanding any other provision herein to the contrary.
     (a) The Units are transferable by will or the laws of descent and distribution.
     (b) The Units may be transferred to (1) one or more "Family Members” (as defined below), (2) a trust in which you or Family Members own more than 50% of the beneficial interests, (3) a foundation in which you or Family Members control the management of assets or (4) any other entity in which you or Family Members own more than 50% of the voting interests; provided, however, that in any case, (A) the transfer is by way of gift or is otherwise a donative transfer or, in the case of a transfer to an entity, the transfer is made in exchange for an interest in the entity and (B) the transferee expressly acknowledges that the terms and provisions of this Agreement will continue to apply to the Units in the hands of the transferee. For purpose of this provision, the term “Family Member” shall mean your spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (including adoptive relationships) or any person sharing your household (other than a tenant or employee). Notwithstanding the provisions of this subparagraph (b), any transfer described herein must be made in compliance with such procedural rules and regulations (including those pertaining to the timing of transfers) as are established from time to time by the Committee.
     (c) The Units may be transferred under a domestic relations order in settlement of marital property rights.

8. Trading Restrictions —The Company may establish periods from time to time during which your ability to engage in transactions involving the Company’s stock is subject to specified restrictions (“Restricted Periods”). Notwithstanding any other provisions herein, Units will not vest, and Shares will not be issued, during an applicable Restricted Period and the applicable period during which Units vest shall be extended until the end of such Restricted Period, unless such vesting is specifically permitted by the Company (in its sole discretion). You may be subject to a Restricted Period for any reason that the Company determines appropriate, including Restricted Periods generally applicable to employees or groups of employees or Restricted Periods applicable to you during an investigation of allegations of misconduct or Conduct Detrimental to the Company by you.
9. Incorporation of Plan — This award is granted under the Company’s 2002 Long-Term Incentive Plan (the “Plan”) and is governed by the terms of the Plan in addition to the terms and conditions stated herein. All terms used herein with their initial letters capitalized shall have the meanings given them in the Plan unless otherwise defined herein. A copy of the Plan is available upon request from the Company’s Stock Option Administration Department. Shares of common stock that are issued pursuant to this Agreement shall be made available from authorized but unissued shares.
10. Prospectus — You may at any time obtain a copy of the prospectus related to the Dell common stock underlying the Units by accessing the prospectus at http://inside.us.dell.com/legal/corporate.htm. Additionally, you may request a copy of the prospectus free of charge from the Company by contacting Stock Option Administration in writing at Stock Option Administration, One Dell Way, Mail Stop RR1-38, Round Rock, Texas 78682, (512) 728-8644 or e-mail Stock_Option_Administrator @dell.com.
11. Notice — You agree that notices may be given to you in writing either at your home address as shown in the records of the Company or your Employer, or by electronic transmission (including e-mail or reference to a website or other URL) sent to you through the Company’s normal process for communicating electronically with its employees.
12. No Right to Continued Employment — The granting of Units does not confer upon you any right to expectation of employment by, or to continue in the employment of, your Employer.
13. Limitation on Rights; No Right to Future Grants; Extraordinary Item of Compensation — By accepting this Agreement and the grant of the Units evidenced hereby, you expressly acknowledge that (a) the Plan is discretionary in nature and may be suspended or terminated by the Company at any time; (b) the grant of Units is a one-time benefit that does not create any contractual or other right to receive future grants of Units, or benefits in lieu of Units; (c) all determinations with respect to future grants, if any, including the grant date, the number of Units granted and the vesting dates, will be at the sole discretion of the Company; (d) your participation in the Plan is voluntary; (e) the value of the Units is an extraordinary item of compensation that is outside the scope of your employment contract, if any, and nothing can or must automatically be inferred from such employment contract or its consequences; (f) Units are not part of normal or expected compensation for any purpose, and are not to be used for calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments, and you waive any claim on such basis; (g) the grant of an equity interest in the Company gives rise to the Company’s need (on behalf of itself and its stockholders) to protect itself from Conduct Detrimental to the Company, and your promises described in Paragraph 7 (Return of Share Value) above are designed to protect the Company and its stockholders from Conduct Detrimental to the Company; (h) vesting of Units ceases upon termination of Employment for any reason except as may otherwise be explicitly provided in the Plan document or in this Agreement; (i) the future value of the Units is unknown and cannot be predicted with certainty; and (j) you understand, acknowledge and agree that you will have no rights to compensation or damages related to Units or Shares in consequence of the termination of your Employment for any reason whatsoever and whether or not in breach of contract.
14. Data Privacy Consent — As a condition of the grant of the Units, you consent to the collection, use and transfer of personal data as described in this paragraph. You understand that the Company and its Subsidiaries hold certain personal information about you, including your name, home address and telephone number, date of birth, social security number, salary, nationality, job title, any ownership interests or directorships held in the Company or its Subsidiaries and details of all Units, Shares, stock options or other equity awards awarded or cancelled (“Data”). You further understand that the Company and its Subsidiaries will transfer Data among themselves as necessary for the purposes of implementation, administration and management of your participation in the Plan, and that the Company and any of its Subsidiaries may each further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. You understand that these recipients may be located in the European Economic Area or elsewhere, such as the United States. You authorize them to receive, possess, use, retain and transfer such Data as may be required for the administration of the Plan or the subsequent holding of shares of common stock on your behalf, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer to a broker or other third party with whom you may elect to deposit any shares of common stock acquired under the Plan. You understand that you may, at any time, view such Data or require any necessary amendments to it.
15. Governing Law and Venue — This Agreement and the Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware, United States of America. The venue for any and all disputes arising out of or in connection with this Agreement shall be New Castle County, Delaware, United States of America, and the courts sitting exclusively in New Castle County, Delaware, United States of America shall have exclusive jurisdiction to adjudicate such disputes. Each party hereby expressly consents to the exercise of jurisdiction by such courts and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to such laying of venue (including the defense of inconvenient forum).
16. Effect of Invalid Provisions — If any of the promises, terms or conditions set forth herein are determined by a court of competent jurisdiction to be unenforceable, any Units that have not vested as described above will expire at that time and you agree to return to the Company an amount of cash equal to the Fair Market Value (as defined in the Plan) of all Shares theretofore issued to you pursuant to this Agreement, determined as of the date such Shares were issued.

17. Acceptance of Terms and Conditions — This award will not be effective and you may not take action with respect to the Units or the Shares until you have acknowledged and agreed to the terms and conditions set forth herein in the manner prescribed by the Company. Failure to accept your grant prior to the first vesting date will result in cancellation of your award.
18. Conditioned Upon Merger — This Agreement and the grant of the Units awarded hereunder shall not be effective (and such grant shall not occur) until the Effective Time (as such term is defined in the Agreement and Plan of Merger by and between Dell Inc., DII — Holdings Inc. and Perot Systems Corporation (the “Merger Agreement”)), and in the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall not become effective and shall, without any action of any party hereto, automatically terminate, become void ab initio, and have no force or effect simultaneously with the termination of the Merger Agreement.
Any breach of this Agreement or question under Section 2 can be redressed in a court of competent jurisdiction per paragraph 15.
Awarded subject to the terms and conditions stated above:
DELL INC.
B

By:

Craig A. Briscoe, VP, Global Compensation and Benefits